Exhibit 99.1
NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2009 Second Quarter Financial Results
Wednesday, July 29, 2009 at 11:00 a.m. (ET)
NEW YORK, June 26, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2009 second quarter results will be released prior to the market open on Wednesday, July 29, 2009. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on July 29 at 11:00 a.m. (ET). Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on July 29, 2009.
To participate in the conference call, please dial 866.219.5894, pass code 1374929, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com.
A replay of this call can be accessed through August 28, 2009 by dialing 888.266.2081, pass code 1374929. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 108 office properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: melissa.coley@brookfieldproperties.com.